Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G/A

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Sight Sciences, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

82657M105

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Paul Badawi
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 5,691,953(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 5,691,953(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,691,953(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11	Percent of Class Represented by Amount in Row 9 11.8%(2)
12	Type of Reporting Person IN

(1)

The Reporting Person is the beneficial owner of 5,691,953 shares of Common Stock, of which (i) 5,264,782 shares of Common Stock are held by the Reporting Person as of December 31, 2022, (ii) 21,950 shares of common stock that will be issued upon the settlement of restricted stock units on January 1, 2023, and (iii) 405,221 shares of Common Stock underlying stock options that are exercisable prior to March 1, 2023.

(2)

Based upon 48,151,302 shares of Common Stock outstanding as of November 4, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, that was filed with the Securities and Exchange Commission on November 10, 2022.

ITEM 1. (a)	Name of Issuer:

Sight Sciences, Inc. (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices:

4040 Campbell Ave, Suite 100, Menlo Park, California 94025

ITEM 2. (a)	Name of Person Filing:

This statement is filed on behalf of Paul Badawi (the “Reporting Person”).

(b) Address or Principal Business Office:

The business address of the Reporting Person is c/o Sight Sciences, Inc., 4040 Campbell Ave, Suite 100, Menlo Park, California 94025.

(c) Citizenship of each Reporting Person is:

Paul Badawi is a citizen of the United States.

(d) Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”).

(e) CUSIP Number:

82657M105

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

Reporting Person	Amount beneficially owned		Percent of class:		Sole power to vote or to direct the vote:		Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
Paul Badawi	5,691,953	(1)	11.8	%(2)	5,691,953	(1)	0	5,691,953	(1)	0

(1)

The Reporting Person is the beneficial owner of 5,691,953 shares of Common Stock, of which (i) 5,264,782 shares of Common Stock are held by the Reporting Person as of December 31, 2022, (ii) 21,950 shares of common stock that will be issued upon the settlement of restricted stock units on January 1, 2023, and (iii) 405,221 shares of Common Stock underlying stock options that are exercisable prior to March 1, 2023.

(2)

Based upon 48,151,302 shares of Common Stock outstanding as of November 4, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, that was filed with the Securities and Exchange Commission on November 10, 2022.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

Paul Badawi

/s/ Paul Badawi